

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

<u>Via Facsimile</u>
Klaus Eckhof
Chief Executive Officer
Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia 6021

> **Re:**   **Panex Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-172375**
> **Form 10-K for Fiscal Year Ended August 31, 2010**
> **Filed December 14, 2010**
> **File No. 0-51707**

Dear Mr. Eckhof:

We have reviewed your amended registration statement, other public filings and letter dated June 3, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 in our letter dated March 22, 2011. Please confirm that any comments contained in our letter dated March 22, 2011, this letter and any future letters relating to your registration statement and other Exchange Act reports will be

made to the extent applicable to your future filings under the Exchange Act.

Amendment No. 1 to Registration Statement on Form S-1

General

2.   We note your response to comment 4 in our letter dated March 22, 2011. Please revise your disclosure to clarify how exactly you intend on transacting business, including, without limitation, raising new capital or obtaining bank financing, without obtaining an employer identification number.

3.   We note your response to comment 6 in our letter dated March 22, 2011 that you are not a blank check company because you have a specific plan and purpose and because you have not indicated that you plan on merging with an unidentified company. Your disclosure beginning in the penultimate paragraph at page 22 appears to belie this contention. In addition, in light of your disclosure, among other things, that you have "incurred significant operating losses since inception and ha[ve] limited financial resources to support [yourself] until such time that [you are] able to generate positive cash flow from operations," that you have "no mineral property assets or mineral property interest in any mineral claim" and your very general disclosure under "Plan of Operation," it is not readily apparent to us how Rule 419 of Regulation C does not apply to your proposed offering. Please advise. Please also revise your disclosure to describe in necessary detail the specific substantive steps you have taken since incorporation and will take in the next 12 months to further your business plan and the specific timelines for each step to complete such plan.

4.   We note your response to comment 19 in our letter dated March 22, 2011. In each instance that you state that you have no employees, please clarify that you do in fact have two executive officers.

Prospectus Summary, page 5

5.   We reissue comment 12 in our letter dated March 22, 2011. Please reconcile this section with the discussion on page 22. Specifically, please revise this section to also state that you are seeking a viable business opportunity through acquisition, merger or other suitable business combination method, with a focus on undervalued mineral properties for eventual acquisition, as discussed at page 22.

6.   We note your response to comment 13 in our letter dated March 22, 2011. Please revise your disclosure to discuss the effects the cease trade order has on your business, including your trading on the Pink Sheets and your application to be traded on the OTCBB.

Use of Proceeds, page 13

7.   We note your response to comment 22 in our letter dated March 22, 2011 and we reissue the comment in part. Please revise to disclose the specific activities you will engage in "to assess and evaluate possible new mineral project opportunities and…to fund the exploration on such projects," and disclose the amount of proceeds you will use for each of these activities. For example, discuss if you intend to hire outside consultants, and the amount of proceeds you will use for this activity. In addition, please quantify the amounts that you will set aside for the acquisition of target businesses, in furtherance of your business plan.

Description of Property, page 24

8.   We note your response to comment 30 in our letter dated March 22, 2011. Please revise your disclosure to remove reference to "director." In this regard, we note your response to comment 32 in our letter dated March 22, 2011.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
        Conrad C. Lysiak, Esq.
        601 West First Avenue, Suite 903
        Spokane, Washington 99201